FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE SIGNING OF A Ps. 1,475 MILLION CONTRACT FOR
THE CONSTRUCTION OF THE AVILA CAMACHO-TIHUATLÁN HIGHWAY

Mexico City, July 2, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced that an ICA-led consortium has signed a Ps. 1,475 million contract for the construction of the Avila Camacho-Tihuatlán section of the Mexico City-Tuxpan highway in the states of Puebla and Veracruz. The consortium includes ICA subsidiary Ingenieros Civiles Asociados, S.A. de C.V., with 60%, and FCC Construcción, S.A. with 40%. The unit price, fixed term contract was awarded by the Ministry of Communications and Transportation (SCT) through an international public bidding process.

The project includes the construction of 48.1 km of highway, including terracing, drainage works, asphaltic concrete paving, complementary works, signage, interchanges, and structures from kilometer marker 178+500 to 225+866. Work will begin immediately, and is scheduled to be completed in December 2009.

Once the Avila Camacho-Tihuatlán section is completed, it will become part of the 30-year concession for the Nuevo Necaxa-Tihuatlán highway that was awarded last year to AUNETI, a consortium formed by ICA and GlobalVía Infraestructura (GlobalVía). The concession includes the exploitation, conservation, operation and maintenance of the 84.7 km highway for a period of 30 years. ICA is currently constructing the 36.6 km Nuevo Necaxa-Tihuatlán section. The highway is a key part of the road link between Mexico City with the port of Tuxpan in Veracruz state.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

FCC Construcción, SA is a subsidiary of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC). FCC was created by the merger, in March 1992, of two prestigious companies: CONSTRUCCIONES Y CONTRATAS, S.A., founded in Madrid in 1944, and FOMENTO DE OBRAS Y CONSTRUCCIONES, S.A., created in Barcelona in the year 1900 and listed on the stock market since December 1900. FCC's shares are currently included in the Ibex-35 index, which comprises the 35 most important companies on the Spanish Stock Market. See www.fcc.es. Global Vía de Infraestructuras, S.A. is a 50:50 joint venture of FCC and Caja Madrid for investing in international concessions and highways.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer